SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM U-6B-2
Certificate of Notification

Filed by a registered holding company or subsidiary thereof pursuant to Rule U-20-(d) (Reg. Section 250.20, paragraph 36,652) or U-47 (Reg. Section 250.47, paragraph 36,620) adopted under the Public Utility Holding Company Act of 1935.

Certificate is filed by: Washington Gas Light Company

This certificate is notice that the above named company has issued, renewed or guaranteed the security or securities described herein which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48 (Reg. Section 250.48, paragraph 36,621).

Description/Requirement	Response
1. Type of the security or securities* ("draft," "promissory note").	Medium Term Note
2. Issue, renewal or guaranty: (indicate nature of transaction by...)	Issuance by Washington Gas Light Company
3. Principal amount of each security.	$20,000,000
4. Rate of interest per annum of each security.	6.00%
5. Date of issue, renewal or guaranty of each security.	10/19/01
6. If renewal of security, give date of original issue.	n/a
7. Date of maturity of each security. (In the case of demand notes, indicate "on demand.")	10/19/11
8. Name of the person to whom each security was issued, renewed or guaranteed.	Solomon Smith Barney and Banc One Capital Markets, Inc. acted as agents
9. Collateral given with each security, if any.	None
10. Consideration received for each security.	Cash
11. Application of proceeds of each security	Used to finance ongoing operations.
12. Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of Section 6(a) because of:
a. the provisions contained in the first sentence of Section 6(b),
b. the provisions contained in the fourth sentence of Section 6(b),
c. the provisions contained in any rule of the Commission other than Rule U-48	X
13. If the security or securities were exempt from the provisions of Section 6(a) by virtue of the first sentence of Section 6(b), give the figures which indicate that the security or securities aggregate (together with all other than outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 per centum of the principal amount and par value** of the other securities of such company then outstanding. (Demand notes, regardless of how long they may have been outstanding shall be considered as maturing in not more than nine months for purposes of the exemption from Section 6(a) of the Act granted by the first sentence of Section 6(b).	n/a
14. If the security or securities are exempt from the provisions of Section 6(a) because of the fourth sentence of Section 6(b), name the security outstanding on January 1, 1935, pursuant to the terms of which the security or securities herein described have been issued.	n/a
15. If the security or securities are exempt from the provisions of Section 6(a) because of any rule of the Commission other than Rule U-48 (Reg. Section 250.48, paragraph 36,621) designate the rule under which exemption is claimed.	Rule 52 (a)

(If reporting for more than one security insert the identifying symbol after applicable statements.) * If reporting for more than one security each security may be identified by symbol, which symbol should be used for each subsequent item. If more convenient, information may be supplied by tabular statement using the serial arrangement of this form.

** If a security had no principal amount or par value use the fair market value as of date of issues of such security, and indicate how determined.

                                                                            Washington Gas Light Company
                                                                                             (Registrant)

Date                October 18, 2001                               /s/ Robert E. Tuoriniemi
                                                                                       Robert E. Tuoriniemi
                                                                                                Controller
                                                                                (Principal Accounting Officer)